Omega Healthcare Investors, Inc.

200 International Circle, Suite 3500

Hunt Valley, Maryland 21030

November 13, 2015

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Rahul Patel

Re:	Omega Healthcare Investors, Inc.

Registration Statement on Form S-4 filed October 6, 2015 and pre-effective amendment thereto filed November 10, 2015
Registration No. 333-207310

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the captioned registration statement (the “Registration Statement”), Omega Healthcare Investors, Inc. (the “Company”) and the subsidiary guarantors described in the Registration Statement (the “Subsidiary Guarantors”) hereby request that the Registration Statement be permitted to become effective on November 13, 2015 at 2:00 p.m., Eastern Time, or as soon thereafter as practicable.

In requesting acceleration of effectiveness of the Registration Statement, the Company and the Subsidiary Guarantors acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii) the Company and the Subsidiary Guarantors may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments, please do not hesitate to contact me at (410) 427-1722 or Terence A. Childers, Esq. at (404) 572-6820.

Omega Healthcare Investors, Inc.
and the Subsidiary Guarantors

By:	/s/ Robert O. Stephenson
Robert O. Stephenson
Chief Financial Officer